Exhibit 99.1

China Lending Announces Receipt of Delisting Determination from Nasdaq and Requests for
Hearing before Nasdaq Hearings Panel

BEIJING, URUMQI and HANGZHOU, China, July 16, 2019 /PRNewswire/ -- China Lending Corporation (“China Lending” or the “Company”) (NASDAQ: CLDC), a non-bank financial corporation servicing micro, small and medium sized enterprises in China, today announced that on July 11, 2019, the Company received a delisting determination letter from Nasdaq Listing Qualifications (“Nasdaq”), indicating that the Company’s securities would be subject to delisting from the Nasdaq Capital Market based on its non-compliance with the continued listing requirements, unless the Company timely requests a hearing before the Nasdaq Hearings Panel (the “Panel”).

As previously announced, on May 1, 2019, the Company received a notification letter from Nasdaq notifying that the Company is no longer in compliance with the Nasdaq Capital Market’s continued listing requirement of a minimum of $2,500,000 in stockholders’ equity, as set forth in Nasdaq Listing Rule 5550(b)(1). Nasdaq also determined that the Company does not meet the alternatives of market value of listed securities or net income from continuing operations for continued listing.

In according with Nasdaq Listing Rule 5810(c)(2)(A), the Company submitted a draft plan to regain compliance and supplementary supporting materials. However, after reviewing the submission, Nasdaq has determined that the draft plan, together with the supporting materials, is not sufficiently definitive to evidence the Company’s ability to achieve near term compliance with the continued listing requirements or sustain such compliance over an extended period of time.

The Company has requested a hearing before the Panel to appeal the delisting determination. The hearing request has stayed the delisting action of the Company’s securities by Nasdaq pending the Panel’s final decision. There can be no assurance that the Panel will grant the Company’s request for continued listing.

The Company is doing everything within its control to regain compliance with the Nasdaq listing rules. If the Panel upholds the delisting determination following the hearing, the Company’s securities may be eligible for quotation on the OTC Bulletin Boards or in the “pink sheets.”

About China Lending Corporation

Founded in 2009, China Lending is a non-bank financial corporation and provides comprehensive financial services to micro, small and medium sized enterprises, and individuals. China Lending has headquarters in Urumqi, the capital of Xinjiang Autonomous Region, and Hangzhou, the capital of Zhejiang province. For more information, please visit: www.chinalending.com.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, the Company’s expectations and plans in connection with its ability to appeal the delisting determination and to regain and maintain compliance with the Nasdaq continued listing requirements, which can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

IR Contact:

At the Company:

Katrina Wu

Email: wuxiaoqing@chinalending.com

Phone: +86-991-316-9617

Investor Relations:

Robin Yang

ICR

Email: Robin.Yang@icrinc.com

Phone: +86 158-8929-2733